RED METAL RESOURCES LTD. 1130 West Pender St, Unit 820 Vancouver, BC V6E 4A4

Red Metal Resources Acquires 100% Interest in Three Hydrogen-
Prospective Mineral Claims Packages in Ontario

VANCOUVER, BC, DECEMBER 3rd, 2024 - RED METAL RESOURCES LTD. ("Red Metal" or the "Company") (CSE: RMES, OTCPINK: RMESF, FSE: I660) is pleased to announce that it has executed a Definitive Agreement (the "Agreement") with an arm's length vendor to acquire a 100% interest in three separate mineral claims packages, highly prospective for Hydrogen located in the Larder Lake Mining District of Ontario, along the Quebec border near the town of Ville-Marie, QC.

These claim blocks consist of three separate packages, covering 149 mineral claims and totaling approximately 3,246 hectares and were acquired due to their proximity and similar geological setting to that of Quebec Innovative Materials Corp.'s ("QIMC") recent hydrogen-in-soil discovery in the Saint-Bruno-de-Guigues area, of over 1,000 ppm, announced on September 4th 2024.

This news release contains information about adjacent properties on which the Company has no right to explore or mine. Investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on the Company's properties.

Figure 1. RMES 7 Mineral Claim blocks in Ontario and Quebec in proximity to recent Hydrogen discovery

Red Metal's total portfolio of claim blocks in this highly prospective discovery area, now consist of seven separate packages, covering 172 mineral claims and totaling over 4,546 hectares to the North, Northeast and the Southwest of QIMC's Hydrogen-in-soil sample discovery as well as covering similar geology to the west into Ontario. These claim blocks are contiguous on three sides to Quebec Innovative Materials Corp. and cover possible extensions in multiple directions. To date, 164 of the 172 claims have been approved by the Quebec Ministry of Natural Resources and Forests and the Ontario ministry of mines.

Ontario's Firstbrook Township hosts documented occurrences of copper, lead, cobalt, silver and kimberlite. The area boasts excellent infrastructure, including power and easy road access.

Geologic or white hydrogen offers a clean, renewable and potentially abundant source of energy with a range of environmental and economic benefits. Its carbon-free nature, high energy density and compatibility with existing infrastructure make it a promising solution for meeting future energy needs and achieving global climate goals.

Red Metal Resources President and CEO, Caitlin Jeffs stated, "We have added a significant and highly prospective package of three additional claim blocks in Ontario to our existing mineral claims portfolio next to QIMC in Quebec. Red Metal is actively planning an extensive exploration program to encompass its Quebec and Ontario claims including directly next to QIMC's recent hydrogen discovery. These new Ontario claims increase our exposure to this exciting discovery area and highlight the potential for new discoveries of hydrogen as well as base and previous metals as we continue to advance our Carrizal Copper/Gold property in Cordillera, Chile."

Red Metal Resources is planning an initial exploration program that could include but not limited to:

  Gas sampling from the soil and underwater surveys in Timiskaming Lake. These surveys can be used to locate degassing zones associated with faults in the Timiskaming rift.

  Gravimetry and audiomagnetotellurism (AMT) geophysics to assess variations in the thickness of local sedimentary rock deposits (gravity troughs) over the Archean basement. AMT data will assist in locating graben-related faults in the St-Bruno-de-Guigue area that are covered by quaternary sediments.

  Regional remote sensing gas surveys to identify specific targets to provide useful remote sensing data for hydrogen and helium exploration.

  Fieldwork can be carried out with access to properties through main roads and paved highways.

The Company is currently reviewing regional geologic data to assist in the evaluation of potential additional acquisitions in the immediate area as well as the formulation of an initial exploration plan with further details to be provided in due course.

Terms of the Agreement

Under the terms of the Agreement to acquire a 100% interest in 149 mineral claims, Company has agreed to pay $8,000 and issue 2.25 million common shares of the Company. No royalty is to be paid out of any potential future revenue.  The Company's acquisition of the Property remains subject to customary conditions of closing, including the Company completing due diligence to its satisfaction and the approval of the Canadian Securities Exchange (if required), and is expected to complete shortly. The common shares issuable in connection with the Agreement will be subject to a four month hold period under applicable Canadian securities laws.

Qualified Person

The technical content of this news release has been reviewed and approved by Caitlin Jeffs, P. Geo, who is a Qualified Person ("QP") as defined in National Instrument 43-101, Standards of Disclosure for Mineral Projects.

About Red Metal Resources Ltd.

Red Metal Resources is a mineral exploration company focused on growth through acquiring, exploring and developing clean energy and strategic minerals projects. The Company's current portfolio include the 100% owned Ville Marie claims in Quebec, Canada as well as Company's Chilean projects which are located in the prolific Candelaria iron oxide copper-gold (IOCG) belt of Chile's coastal Cordillera. Red Metal is quoted on the Canadian Securities Exchange under the symbol RMES, on OTC Link alternative trading system on the OTC Pink marketplace under the symbol RMESF and on the Frankfurt Stock Exchange under the symbol I660.

For more information, visit www.redmetalresources.com

Contact:

Red Metal Resources Ltd.

Caitlin Jeffs, President & CEO

1-866-907-5403

invest@redmetalresources.com

www.redmetalresources.com

Forward-Looking Statements - All statements in this press release, other than statements of historical fact, are "forward-looking information" within the meaning of applicable securities laws. Red Metal provides forward-looking statements for the purpose of conveying information about current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. By its nature, this information is subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. These risks and uncertainties include but are not limited to the ability to raise adequate financing, receipt of required approvals, as well as those risks and uncertainties identified and reported in Red Metal's public filings under its SEDAR+ profile at www.sedarplus.ca. Although Red Metal has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Red Metal disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise unless required by law.

Neither the Canadian Securities Exchange nor the Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.